Filed Pursuant to
                                                                 Rule 424(b)(3)
                                                             File No. 333-37635



                         PRICING SUPPLEMENT NO. 71 DATED
                         NOVEMBER 23, 1999 TO PROSPECTUS
                       DATED JULY 31, 1998 AND PROSPECTUS
                         SUPPLEMENT DATED JULY 31, 1998

                           BOEING CAPITAL CORPORATION

                           Series X Medium-Term Notes
                   Due Nine Months or More From Date of Issue

         Except as set forth herein, the Series X Medium-Term Notes offered hereby (the "Notes") have such terms as are described in the accompanying Prospectus dated July 31, 1998, as amended and supplemented by the Prospectus Supplement dated July 31, 1998 (the "Prospectus").

Aggregate Principal Amount:  $15,000,000

Original Issue Date          November 29, 1999
(Settlement Date):

Stated Maturity Date:        May 15, 2014

Interest Rate:               7.58%

Interest Payment Dates:      March 15 and September 15
                             commencing March 15, 2000

Type of Notes Issued:        [X]  Senior Notes          [X] Fixed Rate Notes
                             [ ]  Subordinated Notes    [ ] Floating Rate Notes

Optional Redemption:         [ ]  Yes
                             [X]  No

Form of Notes Issued:        [X]  Book-Entry Notes
                             [ ]  Certificated Notes

CUSIP Number:                09700WDG5



                              PURCHASE AS PRINCIPAL

        This Pricing Supplement relates to $15,000,000 aggregate principal amount of Notes that are being purchased, as principal, by PaineWebber Incorporated ("PWI"), for resale to investors at varying prices related to prevailing market conditions at the time or times of resale as determined by PWI. Net proceeds payable by PWI to Boeing Capital Corporation (the "Company") will be 99.330% of the aggregate principal amount of the Notes or $14,899,500 before deduction of expenses payable by the Company. In connection with the sale of the Notes, PWI may be deemed to have received compensation from the Company in the form of underwriting discounts in the amount of .670% or $100,500.


                               RECENT DEVELOPMENTS

        On June 22, 1999, the Company's Pricing Committee authorized the issuance and sale from time to time of up to an additional $300,000,000 aggregate initial offering price of the Company's Series X Medium-Term Notes Due Nine Months or More From Date of Issue, increasing the overall size of the Company's Series X Medium-Term Note program under the current public shelf registration (SEC No. 333-37635) from $900,000,000 to $1,200,000,000.


                             ADDITIONAL RISK FACTORS

          Below are two risk factors, entitled "Year 2000 Date Conversion Risks" and "Liquidity Risks" respectively. These two risk factors supplement rather than replace the risk factors set forth in the risk factors section beginning on page S-2 of the Prospectus Supplement delivered with this pricing supplement.


                         YEAR 2000 DATE CONVERSION RISKS

         The Year 2000 issue exists because many computer systems and applications use two-digit date fields to designate a year. When the century date change occurs, date-sensitive systems may recognize the year 2000 as 1900, or not at all. This inability to recognize and properly treat the Year 2000 may cause systems to process financial and operational information incorrectly. In July of 1999 we decided to replace our independent advisory firm for Year 2000 matters with the independent advisory firm which installed our new lease administration system (discussed below). As further discussed below, the new advisory firm is assisting us in converting our systems which are not Year 2000 compliant to systems which are Year 2000 compliant and to test our systems for Year 2000 compliance. We do not expect this change of firms to have a material adverse effect on the cost or timing of the Company's Year 2000 compliance efforts.

         We have assessed and continue to re-assess the impact of the Year 2000 issue on our information technology ("IT") systems. One of our principal IT systems is our lease administration system, by which we keep track of our leases, loans and certain other financial information. In 1996, we initiated a conversion from our existing lease administration system to programs that we have been advised are Year 2000 compliant. While the conversion of this lease administration system has been substantially completed, some significant remaining inadequacies in the new system have been identified which we are continuing to address. For this reason we are continuing to run the old system parallel to the new system while necessary improvements are being made to the new system. We may need to continue to run the old system until the end of 1999 or beyond. We are currently studying as a possible contingency plan whether the old system can be successfully remediated for Year 2000 compliance. We previously successfully tested our new lease administration system for Year 2000 compliance and our new advisory firm plans to assist us with testing the new lease administration system during the fourth quarter of 1999 to confirm that it remains compliant notwithstanding intervening modifications. In the event that such testing proves the new system not to be Year 2000 compliant, the new system cannot be made compliant prior to the end of 1999 or its inadequacies cannot be fixed so as to make it sufficiently reliable prior to the end of 1999, and our existing system cannot be made compliant prior to the end of 1999, our operations could be materially adversely affected.

         Our second principal IT system is our general ledger accounting system. We use our general ledger accounting system to keep track of our financial results. We have selected a general ledger accounting system which is certified by its manufacturer to be Year 2000 compliant. We expect to finish converting our general ledger accounting system to a Year 2000 compliant system in the fourth quarter of 1999. The accounting system conversion project is on schedule for a December 1, 1999 transition to the new system. No material issues have been identified to date. A parallel test remains to be completed and is on schedule to support the conversion date. While we expect the conversion to be completed as planned, in the event unforseen issues arise, we will continue throughout December to complete the conversion. If a successful conversion is not completed by the end of 1999, a contingency plan has been developed involving manual workarounds.

         With respect to our IT systems other than our lease administration system and general ledger accounting system, we intend to develop contingency plans relating to possible Year 2000 problems to the extent we deem necessary and appropriate, taking into account the advice of the advisory firm which is examining our IT systems and which we expect will complete its analysis before the end of the fourth quarter of 1999.

         Although we do not consider it likely that Year 2000 problems inherent within our IT systems will result in material and adverse operational problems, the possibility of such problems cannot be discounted at this time.

         With respect to our non-IT systems such as our telephone and elevator systems, we have assessed and continue to re-assess the impact of Year 2000 issues on these systems. We believe that our non-IT systems are Year 2000 compliant. However, no assurance can be given that our operations will not be materially and adversely affected by problems with the non-IT systems related to the Year 2000.

         The total cost of the Year 2000 conversion efforts to date has been funded through operating cash flows and has not had a material adverse effect on our earnings, cash flow or financial position. This total cost amount does not, however, include the cost of converting to a new lease administrative system, a major project initiated in 1996 to accomplish our goal of increasing productivity irrespective of the Year 2000 issue. Based on information available to date, the estimated cost of the remaining Year 2000 conversion efforts, including any remediation of our IT and non-IT systems as well as testing of all our systems, is approximately $1.5 million.

         We can give no assurance that Year 2000 problems of third parties (such as vendors, customers and other financial institutions with which we do business) will not materially and adversely affect our operations or operating results. We are in the process of assessing the Year 2000 readiness of those third parties whose lack of Year 2000 readiness could have a material adverse effect on our operations. In early 1999, we identified and sent inquiries to certain significant customers and third parties regarding their Year 2000 readiness. We have received a response from the majority of such third parties and their responses to date do not indicate a likelihood that their lack of readiness will have a material adverse effect on our operations.


                                 LIQUIDITY RISKS

         We have significant liquidity requirements. We attempt to fund our business such that scheduled receipts from our portfolio will cover our expenses and debt payments as they become due. We believe that, absent a severe or prolonged economic downturn which results in defaults materially in excess of those provided for, receipts from the portfolio will cover the payment of expenses and debt payments as they become due. If cash provided by operations, issuances of commercial paper, borrowings under bank credit lines and term borrowings do not provide the necessary liquidity, we would be required to restrict our new business volume, unless we obtained access to other sources of capital at rates that would allow for a reasonable return on new business.

         Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness, including the Notes, depends on the future performance of our investment portfolio. The performance of such portfolio, in turn, is subject to economic, financial, competitive and other factors that are beyond our control. While we believe that future cash flows from the portfolio, together with available borrowings under our revolving credit line, will be adequate to meet our anticipated requirements for working capital, interest payments and scheduled principal payments, we cannot assure you that we will be able to generate sufficient cash flows in the future to service our debt obligations. If we are unable to do so, we may be required to refinance all or a portion of our existing debt, including the Notes, sell assets or obtain additional financing. We cannot assure you that any such refinancing will be possible or that any such sale of assets or additional financing could be achieved.